Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information (the “unaudited pro forma financial information”) is based on the historical consolidated financial statements of Anheuser-Busch InBev SA/NV (“AB InBev”) and the historical consolidated financial statements of ABI SAB Group Holding Limited (formerly, SABMiller Limited and prior to that SABMiller plc) (“ABI SAB”), and has been prepared to reflect the business combination between ABI SAB and AB InBev, which completed on 10 October 2016 (the “Transaction”), including the financing structure established to fund the Transaction and the Transaction-related Divestitures described herein. The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily reflect the results of operations of the combined former AB InBev and ABI SAB groups (the “Combined Group”) that would have resulted had the Transaction been completed on 1 January 2016, or project the results of operations of the Combined Group for any future dates or periods.

The unaudited pro forma financial information should be read in conjunction with:

•	AB InBev’s audited consolidated financial statements and related notes contained in AB InBev’s Annual Report on Form 20-F as of and for the fiscal year ended 31 December 2016 filed with the SEC on 22 March 2017 (the “AB InBev’s 2016 Financials”);

•	SABMiller Limited’s (formerly SABMiller plc) unaudited condensed consolidated financial statements and related notes as of and for the six months ended 30 September 2016 attached as Exhibit 99.1 to AB InBev’s report on Form 6-K filed with the SEC on 30 June 2017; and

•	SABMiller plc’s audited consolidated financial statements and related notes as of and for the fiscal year ended 31 March 2016 attached to AB InBev’s registration statement on Form F-4 filed with the SEC on 26 August 2016.

The fiscal years of AB InBev and ABI SAB ended on 31 December and 31 March, respectively. The following unaudited pro forma income statement for the year ended 31 December 2016 was prepared based on: (i) the historical consolidated income statement of AB InBev for the year ended 31 December 2016, in which AB InBev consolidated ABI SAB following the completion of the Transaction and reported results of the retained ABI SAB operations for all of the fourth quarter 2016; and (ii) the historical unaudited condensed consolidated income statement of ABI SAB for the nine months ended 30 September 2016, which was derived by adding the unaudited condensed consolidated income statement of ABI SAB for the three months ended 31 March 2016 and the unaudited condensed consolidated income statement of ABI SAB for the six months ended 30 September 2016.

AB InBev’s historical consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. ABI SAB’s unaudited condensed consolidated financial statements were prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (the “IASB”). The financial information should be read in conjunction with ABI SAB’s audited consolidated financial statements and related notes as of and for the fiscal year ended 31 March 2016, which were prepared in accordance with International Financial Reporting Standards as issued by the IASB.

Adjustments have been made to financial statements to conform to AB InBev’s financial statement presentation and to reflect alignment of accounting policies to those of AB InBev, and were based on limited information available related to the above mentioned periods. The unaudited pro forma financial information also includes adjustments to reflect the Transaction-related Divestitures and the financing structure to fund the Transaction.

On 10 October 2016, AB InBev announced the successful completion of the Transaction, which is further detailed in Note 6 of AB InBev’s Annual Report on Form 20-F for the fiscal year ended 31 December 2016.

As a result of the merger by absorption under Belgian law of the former Anheuser-Busch InBev SA/NV (the “former AB InBev”) into Newbelco SA/NV (“Newbelco”), Newbelco became the holding company for the Combined Group. All assets and liabilities of the former AB InBev were transferred to Newbelco, and Newbelco automatically was substituted for the former AB InBev in all its rights and obligations by operation of Belgian law. Newbelco was renamed Anheuser-Busch InBev SA/NV, and the former AB InBev was dissolved by operation of Belgian law.

The shares in the former AB InBev were delisted from Euronext Brussels, the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. The new ordinary shares were admitted to listing and trading on Euronext Brussels, the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores at the opening of business in each market on 11 October 2016. In addition, American Depositary Shares trading on the New York Stock Exchange, each of which used to represent one ordinary share of the former AB InBev, now each represent one new ordinary share, effective as of the opening of business in New York on 11 October 2016.

As of 31 December 2016, the share capital of AB InBev amounts to EUR 1,238,608,344. It is represented by 2,019,241,973 shares without nominal value, of which 85,540,392 are held in treasury by AB InBev and its subsidiaries. All shares are new ordinary shares, except for 325,999,817 restricted shares (the “Restricted Shares”).

In accordance with IFRS, the merger between the former AB InBev into Newbelco is considered for accounting purposes as a reverse acquisition, an operation by which Newbelco legally absorbed assets and liabilities of former AB InBev. As a consequence, the legal acquirer (Newbelco) is considered as the accounting acquiree and the legal acquiree (former AB InBev) is considered the accounting acquirer. Therefore, the consolidated financial statements represent the continuation of the financial statements of former AB InBev. The assets and liabilities of former AB InBev remained recognized at their pre-combination carrying amounts. The identified assets, liabilities and non-controlling interests of ABI SAB are recognized in accordance with IFRS 3 “Business Combinations” and have only been provisionally determined as reflected in AB InBev’s 2016 Financials.

Certain pro forma adjustments, including the provisional allocation of purchase price, are based on the current best estimates of AB InBev’s management with input from independent third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of ABI SAB’s recorded assets, liabilities and non-controlling interests, the determination of any residual amount that will be allocated to goodwill, and the related impact to the Transaction-related adjustments in the unaudited pro forma income statement.

In connection with the completion of the Transaction, AB InBev completed the: divestiture of ABI SAB’s interests in the MillerCoors LLC (“MillerCoors”) joint venture and certain of ABI SAB’s portfolio of Miller brands outside of the U.S. to Molson Coors Brewing Company (“Molson Coors”) (the “MillerCoors Divestiture”); divestiture of ABI SAB’s European premium brands to Asahi Group Holdings, Ltd (“Asahi”); divestiture of ABI SAB’s interest in China Resources Snow Breweries Ltd. (“CR Snow”) to China Resources Beer (Holdings) Co. Ltd; sale of ABI SAB’s assets in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) to Asahi; and sale of ABI SAB’s interests in Distell Group Limited in South Africa to the Public Investment Corporation (SOC) Limited (together, the “Transaction-related Divestitures”).

In addition, AB InBev also completed the transfer of ABI SAB’s Panamanian business to its Brazilian-listed subsidiary Ambev S.A. (“Ambev”) in exchange for Ambev’s businesses in Colombia, Peru and Ecuador, to allow Ambev to initiate operations in Panama through the established ABI SAB business and further expand its businesses in Central America; however, no effect has been given to such asset exchange within the unaudited pro forma financial information as all businesses will remain within the Combined Group.

In July 2016, ABI SAB, The Coca-Cola Company and Gutsche Family Investments completed a transaction combining the bottling operations of their non-alcoholic ready-to-drink beverages businesses in Southern and East Africa. ABI SAB obtained a majority ownership in the new bottler called Coca-Cola Beverages Africa (“CCBA”). Following completion of the Transaction, AB InBev was notified by The Coca-Cola Company of its intention to exercise its right to acquire AB InBev’s stake in CCBA. On 21 December 2016, The Coca-Cola Company and AB InBev announced their agreement to transition AB InBev’s 54.5% equity stake in CCBA for USD 3.2 billion. In addition, the companies have reached an agreement in principle for The Coca-Cola Company to acquire AB InBev’s interest in bottling operations in Zambia, Zimbabwe, Botswana, Swaziland, Lesotho, El Salvador and Honduras. As the above transaction was not directly related to the Transaction, no effect for the CCBA transaction has been given within the unaudited pro forma financial information.

			Pro forma adjustments (US$m)
	Historical AB InBev for the fiscal year ended 31 December 2016	Adjusted ABI SAB for the nine months ended 30 September 2016 (2)	Acquisition adjustments (4)	Financing adjustments (3)	Divestitures adjustments (6)	Total pro forma combined
	US$m	US$m				US$m
Revenue	45,517	10,960	-	-	(2,539)	53,938
Cost of sales	(17,803)	(4,278)	(84)	-	994	(21,171)

Gross profit	27,715	6,682	(84)	-	(1,545)	32,768
Distribution expenses	(4,543)	(1,206)	(3)	-	281	(5,471)
Sales and marketing expenses	(7,745)	(1,364)	207	-	268	(8,634)
Administrative expenses	(2,883)	(1,444)	(6)	-	335	(3,998)
Other operating income/(expenses)	732	160	-	-	(37)	855

Restructuring	(323)	(5)	-	-	-	(328)
Business and asset disposal	377	217	-	-	-	594
Acquisition costs business combinations	(448)	(718)	1,158	-	-	(8)
Other impairment losses	-	(379)			-	(379)

Profit from operations	12,882	1,943	1,272	-	(698)	15,399
Finance cost	(9,382)	(650)	3,126	(194)	-	(7,100)
Finance income	818	303	-	-	-	1,121

Net finance cost	(8,564)	(347)	3,126	(194)	-	(5,979)
Share of result of associates and joint ventures	16	978	53	-	(845)	201

Profit before tax	4,334	2,574	4,451	(194)	(1,543)	9,621
Income tax expense	(1,613)	(798)	(42)	-	280	(2,173)

Profit from continuing operations	2,721	1,776	4,409	(194)	(1,264)	7,448

Attributable to:
Equity holders of AB InBev (“parent”)	1,193	1,650	4,404	(194)	(1,264)	5,789
Non-controlling interest	1,528	126	5	-	-	1,659
Earnings per share
Basic	0.72					2.94	(5)
Diluted	0.71					2.88	(5)
Basic weighted average number of ordinary shares	1,717		252			1,969	(5)
Diluted weighted average number of ordinary shares	1,755		252			2,007	(5)

Note 1. Basis of preparation

The unaudited pro forma financial information is based on the historical consolidated financial statements of AB InBev and the historical consolidated financial statements of ABI SAB, and has been prepared to reflect the Transaction, including the financing structure established to fund the Transaction and the Transaction-related Divestitures described herein. The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily reflect the results of operations of the Combined Group that would have resulted had the Transaction been completed on 1 January 2016, or project the results of operations of the Combined Group for any future dates or periods.

The fiscal years of AB InBev and ABI SAB ended on 31 December and 31 March, respectively. The following unaudited pro forma income statement for the year ended 31 December 2016 was prepared based on: (i) the historical consolidated income statement of AB InBev for the year ended 31 December 2016, in which AB InBev consolidated ABI SAB following the completion of the Transaction and reported results of the retained ABI SAB operations for all of the fourth quarter 2016; and (ii) the historical unaudited condensed consolidated income statement of ABI SAB for the nine months ended 30 September 2016, which was derived by adding the unaudited condensed consolidated income statement of ABI SAB for the three months ended 31 March 2016 and the unaudited condensed consolidated income statement of ABI SAB for the six months ended 30 September 2016.

The pro forma income statement is based on the assumption that the Transaction was completed on 1 January 2016. Pro forma adjustments reflected in the pro forma income statement are based on items that are factually supportable and directly attributable to the Transaction, the Transaction-related financing and the Transaction-related Divestitures, and which are expected to have a continuing impact on the Combined Group’s results of operations. Any nonrecurring items directly attributable to the Transaction, the Transaction-related financing and the Transaction-related Divestitures are not included in the pro forma income statement, and any nonrecurring items that were already included in AB InBev’s or ABI SAB’s historical consolidated financial statements that are not directly related to the Transaction, the Transaction-related financing and the Transaction-related Divestitures have not been eliminated. Such pro forma adjustments are described in further detail in Note 3 and Note 4. The unaudited pro forma financial information does not reflect the value of any potential integration benefits from the Transaction, including potential synergies that may be generated in future periods.

Certain pro forma adjustments have been made to align ABI SAB’s financial statement presentation and accounting policies under IFRS to those of AB InBev, which are further described in Note 2.

The estimated income tax impacts of the pre-tax adjustments that are reflected in the unaudited pro forma financial information are calculated using an assumed estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be generated, or, where applicable, an estimated effective tax rate. The blended statutory rate and the effective tax rate of the Combined Group could be significantly different depending on the post-Transaction activities, and geographical mix of profit before taxes.

Note 2. Pro forma adjustments to ABI SAB’s financial statements

Certain pro forma reclassifications and accounting policy adjustments have been made to ABI SAB’s financial statements to conform to AB InBev’s financial statement presentation and to reflect alignment of ABI SAB’s accounting policies to those of AB InBev.

		Pro forma
	Historical ABI SAB	reclassifications and	Adjusted ABI SAB
	for the 9 months ended	accounting policy	for the 9 months ended
	30 September 2016	adjustments (a)	30 September 2016
	US$m		US$m
Revenue	14,543	(3,583)	10,960
Cost of sales	-	(4,278)	(4,278)

Gross profit	14,543	(7,861)	6,682
Net operating expenses	(12,600)	12,600	-
Distribution expenses	-	(1,206)	(1,206)
Sales and marketing expenses	-	(1,364)	(1,364)
Administrative expenses	-	(1,444)	(1,444)
Other operating income/(expenses)	-	160	160

Restructuring	-	(5)	(5)
Business and asset disposal	-	217	217
Acquisition costs business combinations	-	(718)	(718)
Other impairment losses	-	(379)	(379)

Profit from operations	1,943	-	1,943
Finance cost	(478)	(172)	(650)
Finance income	131	172	303

Net finance cost	1,596	-	1,596
Share of result of associates and joint ventures	978	-	978

Profit before tax	2,574	-	2,574
Taxation	(798)	-	(798)

Profit from continuing operations	1,776	-	1,776

Attributable to:
Equity holders of the parent	1,650	-	1,650
Non-controlling interest	126	-	126

(a) Pro forma income statement reclassifications and accounting policy adjustments

The following pro forma classification adjustments have been made to ABI SAB’s income statement in order to present them on a basis consistent with AB InBev’s. These adjustments were based on limited information available related to the above mentioned period:

•	Presentation of net operating costs based on function (cost of sales, distribution expenses, sales and marketing expenses, administrative expenses and other operating income/expenses) rather than based on nature;

•	Reclassification of excise taxes on a gross basis out of net operating expenses to a net basis within revenue, resulting in an offsetting adjustment to revenue and net operating expenses of USD 3.6 billion for the pro forma income statement; and

•	Separate disclosure of exceptional items, including restructuring, business and asset disposals and other impairment losses line items in accordance with AB InBev’s disclosure policy.

Note 3. Pro forma adjustments relating to financing

(a)      Sources of funding

In connection with the funding of the Transaction, AB InBev entered into a 75.0 billion US dollar Committed Senior Acquisition Facilities agreement and issued a series of bonds, details of indebtedness and the related cancellations and drawdown are detailed in Note 24 of AB InBev’s 2016 Financials. In addition, subsequent to the publication of AB InBev 2016 Financials, on 10 April 2017, AB InBev repaid USD 6.0 billion of the USD 8.0 billion Term Facility B due 2021 under such Committed Senior Acquisition Facilities agreement, leaving USD 2.0 billion outstanding.

(b)	Interest expense

Interest expense in the pro forma income statement has been adjusted as follows based on the sources of funding described in the note referenced above:

(US$m)	Average principal	Interest rate	Interest expense for the pro forma income statement

Term Facility B	2,000	2.12%	33
January 2016 Notes	42,500	3.74%	106
March 2016 Notes	12,500	1.57%	48

Total average principal	57,000		187
Debt issuance costs amortization - Senior Facilities Agreement	N/A	N/A	3
Debt issuance costs amortization - January 2016 Notes	N/A	N/A	2
Debt issuance costs amortization - March 2016 Notes	N/A	N/A	3

Total interest expense adjustment			194

Pro forma adjustments to finance cost in the pro forma income statement include an adjustment to reflect the additional interest charges under Term Facility B, the January 2016 Notes and the March 2016 Notes from 1 January 2016 through to the date each debt was incurred. The adjustment in the table above, together with the interest charges included within AB InBev’s historical income statement, represent a full year of interest charges for each facility.

For the purposes of the interest expense calculation relating to the January 2016 Notes, a weighted average interest rate of 3.74% has been applied to the USD 42.5 billion of notes reflected in the pro forma, based on the applicable interest rates of each tranche of the notes, since specific tranches were not identified to fund either the acquisition or for general corporate purposes.

For the purposes of the interest expense calculation relating to the March 2016 Notes, a weighted average interest rate of 1.57% has been applied to the USD 12.5 billion of notes reflected in the pro forma, based on the applicable interest rates of each tranche of the notes, since specific tranches were not identified to fund either the acquisition or for general corporate purposes.

For the purposes of this unaudited pro forma financial information, it has been assumed that the 2016 interest expense on the debt financing incurred to fund the Transaction was not deductible for tax purposes. This assumption may be subject to change and may not be reflective of the deductions that will be available in future periods.

Note 4. Pro forma adjustments related to the Transaction

(a)	Preliminary purchase consideration and allocation

The Transaction has been accounted for as a business combination using the acquisition method of accounting in conformity with IFRS 3 “Business Combinations”. Under this method, the assets acquired and liabilities assumed have been recorded based on provisional estimates of fair value. The provisional allocation of the purchase price is included in Note 6 of AB InBev’s Annual Report on Form 20-F for the fiscal year ended 31 December 2016 and is based on the current best estimates of AB InBev’s management with input from independent third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of ABI SAB’s recorded assets, liabilities and non-controlling interests, the determination of any residual amount that will be allocated to goodwill and the related impact to the Transaction-related adjustments in the unaudited pro forma income statement.

Depreciation and amortization expense has been adjusted in the pro forma income statement to reflect a net decrease of USD 114 million. The adjustment to depreciation and amortization expense reflects an increase in expense in the pro forma income statement of USD 99 million based on the estimated weighted average useful lives and the estimated fair value for identified amortizable intangible assets (excluding brands and certain distribution rights) and property, plant and equipment. This increase is offset by a decrease in expense of USD 213 million in the pro forma income statement resulting from the reversal of amortization of brands and certain distribution rights reported in the ABI SAB income statement for the nine months ended 30 September 2016, as AB InBev considers brands and certain distribution rights as intangible assets with indefinite useful lives, per AB InBev’s accounting policy. The related estimated net increase to income tax expense for the pro forma income statement is USD 42 million.

Share of result of associates and joint ventures has been adjusted in the pro forma income statement to reflect an increase of USD 53 million. This adjustment results from the reversal of amortization of brands and certain distribution rights held by ABI SAB associates for the nine months ended 30 September 2016, as AB InBev considers brands and certain distribution rights as intangible assets with indefinite useful lives.

(b)	Transaction costs

AB InBev incurred USD 448 million in costs related to the Transaction during the fiscal year ended 31 December 2016 and USD 306 million related to accelerated accretion expenses and commitment and other fees for the 2015 Senior Facilities Agreement recorded on the income statement within “Finance cost”. ABI SAB incurred USD 710 million in costs related to the Transaction during the nine months ended 30 September 2016, recorded on the income statement within “Acquisition costs business combinations”.

AB InBev also incurred nonrecurring finance charges totaling USD 2.8 billion during the fiscal year ended 31 December 2016. This includes USD 2.7 billion related to derivative foreign exchange forward contracts entered into with respect to the purchase price to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling and South African rand and USD 127 million related to mark-to-market adjustments on derivative instruments entered into to hedge the shares to be issued in relation to the Transaction.

For the purposes of the unaudited pro forma financial information, an adjustment has been made to remove those costs from the pro forma income statement as they are nonrecurring charges directly relating to the Transaction. This results in a total adjustment to “Acquisition costs business combinations” and “Finance cost” of USD 1.2 billion and USD 3.1 billion, respectively.

Note 5. Pro forma earnings per share

Pro forma earnings per share for the pro forma income statement have been recalculated to show the impacts of the Transaction and the Transaction-related Divestitures, on a constant diluted and basic outstanding share basis, assuming shares issued in connection with the Transaction were outstanding at the beginning of the period presented. The pro forma adjustments for the Transaction and Transaction-related Divestitures include the removal of any nonrecurring items directly attributable to the Transaction, which have been historically recorded in the income statements of the companies. The following table presents pro forma earnings per share for the pro forma income statement:

US$m	Historical AB InBev	Pro forma combined group

Profit from continuing operations attributable to equity holders of AB InBev	1,193	5,789
Weighted average number of ordinary shares	1,717	1,969

Basic EPS	0.69	2.94

Profit from continuing operations attributable to equity holders of AB InBev	1,193	5,789
Weighted average number of ordinary shares (diluted)	1,755	2,007

Diluted EPS	0.68	2.88

As of 31 December 2016, the share capital of AB InBev amounts 2,019,241,973 shares without nominal value, of which 85,540,392 are held in treasury by AB InBev and its subsidiaries. All shares are new ordinary shares, except for 325,999,817 Restricted Shares.

Note 6. Divestitures

The following Transaction-related Divestitures have been reflected in the pro forma income statement.

MillerCoors and the Miller Brand Portfolio Outside of the U.S.

On 11 October 2016, AB InBev completed the sale of ABI SAB’s 50% voting interest and 58% economic interest in MillerCoors, a joint venture in the U.S. and Puerto Rico between Molson Coors and ABI SAB, to Molson Coors. Additionally, Molson Coors acquired full ownership of the Miller brand portfolio outside of the U.S. and retained the rights to all of the brands currently in the MillerCoors portfolio for the U.S. market, as well as related trademarks and other intellectual property rights.

European Premium Brands

On 11 October 2016, AB InBev completed the sale of ABI SAB’s Peroni, Grolsch and Meantime brand families and their associated businesses in Italy, the Netherlands, UK and internationally (excluding certain rights in the U.S.) to Asahi.

CR Snow

On 11 October 2016, AB InBev completed the sale of ABI SAB’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd. As a result, CR Snow became a direct wholly-owned subsidiary of China Resources Beer (Holdings) Co. Ltd.

Central and Eastern European Brands

On 31 March 2017, AB InBev completed the sale of ABI SAB’s assets in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) to Asahi.

Ownership in Distell Group Limited

On 12 April 2017, AB InBev completed the sale of ABI SAB’s 26.4% shareholding in Distell Group Limited to the Public Investment Corporation (SOC) Limited in order to address regulatory considerations raised in the context of the Transaction by the Competition Commission of South Africa.